Exhibit 4.2

FIRST AMENDMENT TO THE PROGRESSIVE CORPORATION

2010 EQUITY INCENTIVE PLAN

WHEREAS, The Progressive Corporation 2010 Equity Incentive Plan (the “Plan”) was approved by the Board of Directors on January 29, 2010 and will be submitted to shareholders for approval at the Company’s upcoming Annual Meeting of Shareholders; and

WHEREAS, it is deemed desirable to amend the Plan;

NOW, THEREFORE, the Plan is hereby amended as follows:

1. The definition of the term “Performance Goals”, as set forth in Section 1(c) of the Plan, is hereby amended and restated in its entirety as follows:

“Performance Goals” means the performance goals selected and established by the Committee with respect to any Performance-Based Award, which shall be based on objective criteria relating to one or more of the following measures:

(i) Profitability:

•	combined ratio

•	target combined ratio

•	weighted combined ratio

•	variation in combined ratio from a targeted combined ratio

•	cohort combined ratio (the expected lifetime combined ratio for a group of policies commencing during a specified time period)

•	return on equity, or

•	return on revenue;

(ii) Growth:

•	policies in force

•	vehicles insured

•	drivers insured

•	earned premiums

•	earned premium per policy or per vehicle

•	earned car years

•	physical damage earned car years, or

•	written premiums; and

(iii) Other:

•	net income

•	net income per share, or

•	value of a share of Stock.

Performance goals may be measured on a company-wide, subsidiary or business unit basis, or any combination thereof. Performance goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure.

2. Except as expressly modified hereby, the terms of the Plan shall be unchanged.